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                              January 19, 2023

       Aric Spitulnik
       Senior Vice President and Chief Financial Officer
       TESSCO Technologies Inc.
       11126 McCormick Road
       Hunt Valley MD 21031

                                                        Re: TESSCO Technologies
Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 27, 2022
                                                            Filed May 26, 2022
                                                            File No. 001-33938

       Dear Aric Spitulnik:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 27, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 32

   1. In regard to your net cash flows used by operating activities for the years presented, you disclose an increase in
accounts receivable and inventory, partially offset by an increase in accounts payable and a
decrease in income taxes receivable drove the outflow. However, references to these
items may not provide a sufficient basis to understand how operating cash actually was
affected between periods. Your discussion should be a comparable analysis between
periods that discusses factors that actually affected operating cash and the reasons underlying
these factors, particularly in regard to changes in operating assets and liabilities for
which the impact on cash is not readily apparent. Refer to the introductory paragraph
of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section
501.04 of the staff   s Codification of Financial Reporting Releases
                                                        regarding
quantification of variance factors. Please revise your disclosure as appropriate.
 Aric Spitulnik
TESSCO Technologies Inc.
January 19, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 with any questions.



FirstName LastNameAric Spitulnik                          Sincerely,
Comapany NameTESSCO Technologies Inc.
                                                          Division of
Corporation Finance
January 19, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName